INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

August 19, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust–File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Horizon Spin-off and Corporate Restructuring Fund

Ladies and Gentlemen:

This letter is in response to the comments received from staff of the Securities and Exchange Commission (the “Commission”) by telephone on August 8, 2014 on the Registrant’s registration statement filed on Form N-1A with respect to the Horizon Spin-off and Corporate Restructuring Fund (the “Fund”), a series of the Registrant. Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 546 to the Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

Principal Investment Strategies

1.
Please describe what “shareholder activist holding companies” are and whether they are publicly traded or not. In addition, please state why the Advisor believes these companies are appropriate under the “Spin-off and Corporate Restructuring” 80% name rule.

Response: A shareholder activist holding company is a company designed to use its rights as a shareholder of a publicly traded company to influence that company’s behavior, such as by causing the company to undergo a spin-off or other corporate restructuring. It is through shareholder activism that much spin-off and corporate restructuring activity may occur. The shareholder activist holding companies in which the Fund invests are publicly traded companies. To the extent that the Fund invests in shareholder activist holding companies as part of its principal investment strategy, the Fund will only invest in those companies which, by way of their shareholder ownership in other companies, cause the management of such other companies to undergo spin-offs and other forms of corporate restructurings. The Advisor believes these companies are appropriate under the “Spin-off and Corporate Restructuring” 80% name rule because investing in such companies will provide the Fund with exposure to the following companies as stated in the principal investment strategy of the prospectus: spin-off companies, parents of spin-off companies, and companies subject to other forms of corporate restructuring.

Principal Risks of Investing

2.	Under “Interest Rate Risk” please disclose the inverse relationship between interest rates and the price of fixed income securities.

Response: The Registrant has added the following disclosures regarding “Interest Rate Risk.”

“Interest Rate Risk. Prices of fixed income securities tend to move inversely with changes in interest rates. Generally fixed income securities decrease in value if interest rates rise and increase in value if interest rates fall, with longer-term securities being more sensitive than shorter-term securities. For example, the approximate percentage change in the price of a security with a three-year duration would be expected to drop by approximately 3% in response to a 1% increase in interest rates. Duration is a weighted measure of the length of time required to receive the present value of future payments, both interest and principal, from a fixed income security.  Generally, the longer the maturity and duration of a bond or fixed rate loan, the more sensitive it is to this risk. Falling interest rates also create the potential for a decline in the Fund’s income. These risks are greater during periods of rising inflation.”

Portfolio Managers

3.	Please include the disclosure that the portfolio managers are “jointly and primarily responsible.”

Response: The requested disclosure has been added as follows:

“Steven M. Bregman and Murray Stahl are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.”

4.	Please include the inception date of the Fund.

Response: The inception date of the Fund, May 2007, has been added as follows:

“Messrs. Bregman and Stahl have been portfolio managers of the Fund since its inception in May 2007.”

Prior Performance for Similar Accounts Managed by the Sub-advisor

5.
Please state how the objectives, policies and strategies of the Horizon Spin-off Strategy composite are substantially similar to the Fund considering that the composite only includes “Spin-off” while the Fund includes corporate restructuring and shareholder activist companies.

Response: The objectives, policies and strategies of the Fund are designed to be substantially similar to the Horizon Spin-off Strategy composite. The name “Spin-Off” in the Horizon Strategy composite does not restrict, and has not restricted, what Horizon may invest in to gain exposure to spin-offs and other forms of corporate restructurings. The Horizon Spin-off Strategy may invest in, and has historically invested in, not just spin-off companies, but also the parents of spin-off companies, companies subject to other forms of corporate restructurings, and shareholder activist holding companies that effect spin-offs and other forms of corporate restructurings.

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1041. Thank you.

Sincerely,

/s/Rita Dam
Rita Dam
Investment Managers Series Trust
Treasurer

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